PROSPECTUS SUPPLEMENT NO. 7
Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-123008

OXIS INTERNATIONAL

PROSPECTUS SUPPLEMENT NO. 7 DATED January 10, 2006

TO THE PROSPECTUS DATED MAY 27, 2005

This Prospectus Supplement No. 7 supplements our Prospectus dated May 27, 2005 with the following attached document:

A.    Form 8-K Current Report dated January 10, 2006

The attached information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement No. 7 should be read in conjunction with the Prospectus Supplement No. 1, Prospectus Supplement No. 2, Prospectus Supplement No. 3, Prospectus Supplement No. 4, Prospectus Supplement No. 5, Prospectus Supplement No. 6 and the Prospectus, each of which are required to be delivered with this Prospectus Supplement.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
SEE “RISK FACTORS” BEGINNING ON PAGE 3 OF THE PROSPECTUS, AS
SUPPLEMENTED BY THIS PROSPECTUS SUPPLEMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS
TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

The date of this prospectus supplement is January 10, 2006

INDEX TO FILINGS

Annex
Form 8-K Current Report of the registrant filed with the Securities and Exchange Commission on January 10, 2006	A

Annex A
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C., 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date Of Report (Date Of Earliest Event Reported):  1/6/2006

OXIS International, Inc.
(Exact Name of Registrant as Specified in its Charter)

Commission File Number:  0-8092

DE	94-1620407
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

6040 N Cutter Circle Suite 317, Portland, OR 97217
(Address of Principal Executive Offices, Including Zip Code)

503-283-3911
(Registrant’s Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act(17CFR240.14a-12)

[  ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act(17CFR240.14d-2(b))

[  ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act(17CFR240.13e-4(c))

Items to be Included in this Report

Item 1.01 Entry into a Material Definitive Agreement.

On January 6, 2006, OXIS International, Inc. (“OXIS”) and Michael D. Centron signed a Letter Agreement outlining the basic terms of his employment with OXIS as Vice President and Chief Financial Officer. On the same day the board of directors of OXIS ratified the Letter Agreement and granted stock options to Mr. Centron pursuant to the terms of the Letter Agreement.

Under the terms of the Letter Agreement, Mr. Centron will receive a base salary of $150,000 per year with eligibility for a twenty percent performance based annual bonus. In addition, Mr. Centron was granted a ten year incentive stock option to purchase 150,000 shares of common stock of OXIS at an exercise price of $0.30 per share. The stock option grant will vest as follows: 25% vest immediately, 25% vest on January 6, 2007, 25% vest on January 6, 2008 and 25% vest on January 6, 2009. Mr. Centron will be entitled to receive certain severance payments and benefits in the event that OXIS terminates his employment without “cause”, as defined in the Letter Agreement, if Mr. Centron terminates his employment with “good reason”, as defined in the Letter Agreement, within twelve months after a change of control (as defined in OXIS’ 2003 Incentive Stock Plan), or in the event that Mr. Centron’s employment terminates as a result of his death or disability (any of the foregoing being a “Severance Termination”). In the event of a Severance Termination, Mr. Centron will receive a payment equal to three months of his then effective base salary. In addition, the exercise period for any options vested as the termination date will be extended until the later of January 6, 2011 or the third anniversary of the termination date, provided however that no exercise of options will be allowed after the expiration of their term.

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

(c) Appointment of Principal Officers

On January 6, 2006 the board of directors of OXIS appointed Michael D. Centron as Vice President and Chief Financial Officer of OXIS, effective immediately. On January 10, 2006, OXIS issued a press release announcing the appointment of Mr. Centron as Vice President and Chief Financial Officer. A copy of the press release is attached as Exhibit 99.1 under Item 9.01 of this Report.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits

10.1	Letter Agreement dated January 6, 2006 between OXIS International, Inc. and Michael D. Centron.

99.1	Press Release dated January 10, 2006 entitled “Michael Centron, Seasoned Financial and Biotechnology Industry Executive, Joins OXIS as Chief Financial Officer.”

Signature(s)

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated January 10, 2006

OXIS International, Inc.

By:	/s/ Steven T. Guillen
Steven T. Guillen
President & CEO

Exhibit 10.1

January 6, 2006

Mr. Michael D. Centron
137 Encinosa Avenue
Vacaville, California 95688

Dear Michael:

It is with great pleasure that I extend, on behalf of Oxis International, Inc. (“the Company”) this letter agreement (“Letter Agreement”) to you (“the Executive”), which will address your terms of employment with the Company. We consider it essential and in the best interest of our stockholders to attract and retain the strongest key management personnel we can and details described herewith, are intended to address that goal.

1.     Duties & Title

Reporting to Steven T. Guillen, President and C.E.O. of the Company, you will serve as the Vice President and Chief Financial Officer, based at the Company Headquarters in Foster City, California. You shall faithfully discharge your duties to the Company, its subsidiaries and the Board of Directors on a full time basis and will not accept other employment or engage in other business activity without prior written consent of the Company.

2.     Compensation

Base Salary
You will receive a monthly salary of $12,500 (equivalent to $150,000 per year) payable in equal portions bi-monthly in arrears and subject to annual salary and performance reviews and potential salary increases at the discretion of the C.E.O. and Board of Directors.

Bonus
You will also be eligible for a performance based bonus targeted at twenty percent (20%) based upon achievement of mutually agreed upon goals and at the discretion of the C.E.O & Board of Directors.

3.     Stock Option Grant

The Company’s C.E.O. has recommended an stock option grant in the amount of 150,000 shares of the Common Stock of the Company, to be reviewed and approved at the next meeting of the Board of Directors. Twenty-five percent (25%) will vest on the later of the commencement date of employment (the “Commencement Date”) or the date that the Board of Directors approves the stock option grant (the “Date of Grant”), twenty-five percent (25%) on the first anniversary of the Date of Grant, twenty-five percent (25%) on the second anniversary date and the final twenty-five percent (25%) on the third anniversary date. The options will have an exercise price per share equal to the last sale price of the Company’s stock as of the Date of Grant and will expire on the 10th anniversary of the Date of Grant. Additional option grants may be awarded by action of the Board of Directors and will be governed by the Company’s Option Plan and the Compensation Committee of the Board.

4.     Fringe Benefits

a)
The Executive will be eligible for group life and health insurance consistent with the Company’s existing program. A benefits program review will be provided under separate cover. The Executive shall have the option to decline to participate in the Company’s existing health plan, in which event Executive shall receive a monthly payment equivalent to what Executive’s premium (for himself, spouse and dependents) would be under the Company insurance plan.

b)	Executive shall be eligible for participation in Company’s 401(k) plan including any matching program.

c)
The Executive will also be entitled to three weeks of vacation per annum which will accrue from the Commencement Date. All vacation accrued will carry over year to year, however, the point at which the total number of vacation hours accrued exceeds two additional weeks, no additional accruals will be earned until the amount is reduced below the maximum.

5.     Terms of Employment

Not withstanding anything to the contrary, the Executive’s employment relationship with the Company is employment “at will”. As a result, the Executive’s employment may be terminated by the Company’s Board of Directors or by the Executive at any time (subject to the notice provision below), in each case without any liability or obligation, except as set forth in this Letter Agreement. If the Executive terminates his employment, he shall give the Company written notice of such termination not less than sixty (60) days prior to the effective date of such termination.

6.     Reimbursements

Executive shall be reimbursed by the Company for out of pocket business expenses incurred by Executive in the performance of his duties, provided Executive furnishes the Company with vouchers, receipts, and other details of such expenses.

7.     Sarbanes-Oxley and D & O Insurance

(a)
Executive has certain responsibilities and obligations under the legislation popularly known as “Sarbanes-Oxley,” as well as similar state or federal legislation currently enacted into law, or enacted in the future. To the fullest extent allowed under applicable law, Company shall indemnify, hold harmless and defend Executive from any civil, administrative or criminal prosecution of any alleged violations of Sarbanes-Oxley or similar state or federal statute.

(b)
Company also shall maintain Directors and Officers insurance, general liability insurance, product/pharmacological liability insurance and/or other insurance as deemed appropriate by the Board to provide coverage of Executive in the discharge of his duties.

8.     Severance Payments

Subject to the provisions of subsection (d) below and the other terms and conditions of this Letter Agreement, in the event (i) the Company terminates the Executive’s employment without “cause” (ii) within twelve months after a Change of Control (as defined in the Option Plan) the Executive terminates his employment with “good reason” or (iii) the Executive’s employment terminates as a result of the Executive’s death or disability (any of the foregoing being a “Severance Termination”), the Company will provide the Executive the following benefits, which shall be the only severance benefits or other payments with respect to the Executive’s employment with the Company to which the Executive shall be entitled. Without limiting the generality of the foregoing, these benefits, together with those set forth in Section 11 below, are in lieu of all salary and bonuses for periods ending on the date of termination, accrued vacation and other rights the Executive may have against the Company or its affiliates.

a)
After a Severance Termination, the Executive will receive payment of an amount equal to one month of his base salary in effect at the time of the Severance Termination for a period of three (3) months.

b)
Upon a Severance Termination, the Executive shall be able to exercise any options which have vested on or before the termination date until the later of (a) the 5th anniversary of the Date of Grant as set forth in Section 3 herein or; (b) the third anniversary of the date of termination, provided however, that no vested options shall be exercisable beyond the termination date of such options on the tenth anniversary of the Date of Grant.

c)
Upon a Severance Termination, the Executive will receive continued coverage under the Company’s medical and health plans in accordance with COBRA rules and regulations following the termination date (including any period as may be required by law), provided that coverage will end if the Executive obtains comparable coverage from a subsequent employer or otherwise ceases to be eligible for COBRA benefits.

d)
All compensation and benefits described above in (a) through (c) of this Section 8 will be contingent upon (i) the Executive’s execution of a waiver and release of all claims against the Company substantially in the form of Exhibit A (however, such waiver and release form shall not materially modify or alter the terms of this Letter Agreement, nor shall such form place any conditions, restrictions or approvals, such as Board approvals or otherwise, on Executive’s right to receive any benefit of any sort pursuant to this Letter Agreement) and expiration of the seven-day revocation period referred to in the release, (ii) the Executive’s not engaging in any competition with the Company during the period of his employment by the Company (iii) the Executive’s “not engaging in any solicitation” during the period of his employment by the Company.

e)
In this letter, the term “cause” means (a) the Executive’s failure to adhere to any written policy of the Company if the Executive has been given a reasonable opportunity to comply with such policy and cure the Executive’s failure to comply (which reasonable opportunity to cure must be granted for a period of ten days); (b) the willful and continued failure by the Executive, if not cured within ten (10) days after receipt by the Executive of written notice from the Company reasonably detailing the matters to be cured, to substantially perform his material duties and responsibilities with the Company under this Agreement as directed by the Board of Directors (other than any such failure resulting from his incapacity due to physical or mental illness), (c) the Executive’s appropriation (or attempted appropriation) of a business opportunity of the Company, including attempting to secure or securing any personal profit in connection with any transaction entered into on behalf of the Company; (d) the Executive’s misappropriation (or attempted misappropriation) of any of the Company’s funds or property (including without limitation trade secrets and other intellectual property); (e) Executive committing a material breach of this Letter Agreement or the non disclosure and inventions assignment agreement (the “NDA”) the Executive is signing in connection with his employment with the Company, which breach is not cured within ten (10) days after written notice to Executive from the Company, or (f) the Executive’s conviction of, or the Executive’s entering of a guilty plea or pleas of no contest with respect to, a felony or the equivalent thereof. In this letter, the term “good reason” means the Executive’s assignment (without the Executive’s consent) to a position, title, responsibilities, or duties of a materially lesser status or degree of responsibility than the position, responsibilities, or duties of Chief Executive Officer of the Company, provided, however, that the Executive must have given the written notice to the Company that the Executive believes he/she has the right to terminate employment for good reason, specifying in reasonable detail the events comprising the good reason, and the Company fails to eliminate the good reason within fifteen (15) days after receipt of the notice.

f)	The Executive will not be required to mitigate the amount of any payment provided for in this Letter Agreement by seeking other employment or otherwise.

g)
The Executive acknowledges that the arrangements described in this Letter Agreement will be the only obligations of the Company or its affiliates in connection with any determination by the Company to terminate the Executive’s employment with the Company. This Letter Agreement does not terminate, alter, or affect the Executive’s rights under any plan or program of the Company in which the Executive may participate, except as explicitly set forth herein. The Executive’s participation in such plans or programs will be governed by the terms of such plans and programs.

9.     Other Payments in the Event of Termination of Employment

In the event of the termination of Executive’s employment for any reason, the Executive will be entitled to receive upon such termination payment of all accrued, unpaid salary to the date of termination and a “pro rata portion” of his/her “bonus for the year of termination” (as those terms are defined below). “Pro rata portion” means the number of days in the calendar year of termination up to and including the date of termination divided by the total number of days in that full calendar year. The “bonus for the year of termination” means the amount the Executive would have been likely to earn if he/she had been employed for the full year, as determined in good faith by the Board of Directors of the Company or a committee thereof.

10.    Withholding: Nature of Obligations

The Company will withhold taxes and other legally required deductions from all payments to be made hereunder. The Company’s obligations to make payments under this letter are unfunded and unsecured and will be paid out of the general assets of the Company.

11.    Representations and Covenants of the Executive

The Executive represents and warrants to the Company that (a) he has full power and authority to enter into this Letter Agreement and to perform his duties hereunder, (b) the execution and delivery of this Letter Agreement and the performance of his duties hereunder shall not result in an actual (as opposed to merely asserted) breach of, or constitute an actual (as opposed to merely asserted) default under, any agreement or obligation to which he may be bound or subject, including without limitation any obligations of confidentiality, non-competition, non-solicitation or use of information, (c) this Letter Agreement represents a valid, legally binding obligation on him and is enforceable against him in accordance with its terms except as the enforceability of this Letter Agreement may be subject to or limited by general principles of equity and by bankruptcy or other similar laws relating to or affecting the rights of creditors, (d) to the Executive’s knowledge, the services contemplated by this Letter Agreement do not (i) infringe any third party’s copyright, patent, trademark, trade secret or other proprietary right, or (ii) violate any law, statute, ordinance or regulation, and (e) the Executive has resigned from all positions as an employee, officer, director or executive of prior employers. The Executive covenants to the Company that during his employment with the Company (a) he shall not (i) intentionally use, in connection with his employment with the Company, any confidential or proprietary information or materials belonging to any third person or entity, or (ii) knowingly violate any law, statute, ordinance or regulation and (b) he shall not breach (i) any agreement with any third party to keep in confidence any confidential or propriety information, knowledge or data acquired prior to his execution of this Letter Agreement or (ii) any obligations of confidentiality, non-competition, non-solicitation or use of information.

12.   Amendments; Waivers; Remedies

This Letter Agreement may not be amended or waived except by a writing signed by Executive and by a duly authorized representative of the Company other than Executive. Failure to exercise any right under this Letter Agreement shall not constitute a waiver of such right. Any waiver of any breach of this Letter Agreement shall not operate as a waiver of any subsequent breaches. All rights or remedies specified for a party herein shall be cumulative and in addition to all other rights and remedies of the party hereunder or under applicable law.

13.   Notices

All notices or other communications required or permitted hereunder shall be made in writing and shall be deemed to have been duly given if delivered: (a) by hand; (b) by a nationally recognized overnight courier service; or (c) by United States first class registered or certified mail, return receipt requested, to the principal address of the other party, as set forth below. The date of notice shall be deemed to be the earlier of (i) actual receipt of notice by any permitted means, or (ii) five business days following dispatch by overnight delivery service or the United States Mail. Executive shall be obligated to notify the Company in writing of any change in Executive’s address. Notice of change of address shall be effective only when done in accordance with this paragraph at the Company’s address set forth above and the Executive address indicated below.

14.   Severability

If any provision of this Letter Agreement shall be held by a court to be invalid, unenforceable, or void, such provision shall be enforced to the fullest extent permitted by law, and the remainder of this Letter Agreement shall remain in full force and effect. In the event that the time period or scope of any provision is declared by a court of competent jurisdiction to exceed the maximum time period or scope that such court deems enforceable, then such court shall reduce the time period or scope to the maximum time period or scope permitted by law.

15.   Governing Law

This Letter Agreement shall be governed by and construed in accordance with the laws of the State of California and the courts sitting in San Mateo County, California shall have exclusive jurisdiction over any claims arising hereunder.

16.   Entire Agreement

This Letter Agreement is intended to be the final, complete, and exclusive statement of the terms of Executive’s employment by the Company and may not be contradicted by evidence of any prior or contemporaneous statements or agreements, except for agreements specifically referenced herein (including the NDA, the Company’s 2003 Stock Incentive Plan and the waiver and release agreement attached as Exhibit A).

17.   Executive Acknowledgement

EXECUTIVE ACKNOWLEDGES EXECUTIVE HAS HAD THE OPPORTUNITY TO CONSULT LEGAL COUNSEL CONCERNING THIS LETTER AGREEMENT, THAT EXECUTIVE HAS READ AND UNDERSTANDS THE LETTER AGREEMENT, THAT EXECUTIVE IS FULLY AWARE OF ITS LEGAL EFFECT, AND THAT EXECUTIVE HAS ENTERED INTO IT FREELY BASED ON EXECUTIVE’S OWN JUDGMENT AND NOT ON ANY REPRESENTATIONS OR PROMISES OTHER THAN THOSE CONTAINED IN THIS LETTER AGREEMENT.

If this letter Agreement sets forth our agreement on the subject matter hereof, kindly sign and return to us the enclosed copy of this letter which will then constitute our legally binding agreement on this subject and supersedes any prior discussions or agreements on this subject.

Sincerely,
OXIS INTERNATIONAL, INC.
/s/ Steven T. Guillen
By: Steven T. Guillen
Title: President & C.E.O.

I agree to the terms and conditions of this Letter Agreement:

/s/Michael D. Centron	January 6, 2006
Name	Date

Exhibit 99.1

Michael Centron, Seasoned Financial and Biotechnology Industry
Executive, Joins OXIS as Chief Financial Officer

Strengthened OXIS BioCheck Management Team Expects to Drive Growth Opportunities for New
 Products in Cardiac Risk Assessment and Custom Assay Development

PORTLAND, Ore.--(BUSINESS WIRE)--Jan. 10, 2006--OXIS International, Inc. (OTCBB:OXIS) (Nouveau Marche:OXIS) (FWB:OXI), specialists in developing technologies for the diagnosis of diseases resulting from oxidative stress, today announced that Michael Centron was appointed as the Company's Vice President and Chief Financial Officer.

"Michael brings to OXIS over twenty years of hands-on financial management, reporting and biotechnology industry experience," stated Steve Guillen, CEO and President of OXIS. "We look forward to his contributions as we strengthen our position in the growing clinical diagnostics market through the recent majority stake acquisition of BioCheck."

"I look forward to working with Steve, BioCheck's CEO John Chen, and their operations teams to further focus the combined company on the path to growth and profitability," said Michael Centron.

Prior to joining OXIS, Mr. Centron served as Vice President, Finance and Administration and Principal Accounting Officer of Large Scale Biology Corporation, a biomanufacturing company specializing in developing and commercializing plant-made pharmaceutical proteins and vaccines. At LSBC Mr. Centron successfully helped to raise over $50 million in private equity financings and $100 million through an Initial Public Offering. He joined LSBC in 1988 as Controller and had served as Treasurer since 1991. Prior to LSBC, Mr. Centron worked for Varian Associates and Arthur Young and Co. (currently Ernst & Young). Mr. Centron is a certified public accountant and received his M.B.A. degree from the University of California, Berkeley and his B.S. degree from the Wharton School of the University of Pennsylvania.

About OXIS

OXIS International Inc., headquartered in Portland, Oregon, focuses on developing technologies and products to research, diagnose, treat and prevent diseases associated with damage from free radical and reactive oxygen species -- diseases of oxidative stress. The company holds the rights to three therapeutic classes of compounds in the area of oxidative stress, and develops, manufactures and markets products and technologies to diagnose and treat diseases caused by oxidative stress. More information about OXIS and its products, services as well as current SEC filings may be obtained by visiting the Company's Web site at http://www.oxis.com.

Statements in this release that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, any statements regarding beliefs, plans, estimates, projections, expectations, goals or intentions regarding the future. Forward-looking statements in this release include statements regarding (i) management's expectations regarding the company's growth opportunities for new products in cardiac risk assessment and custom assay development; (ii) the consummation of the merger of OXIS and Bio Check (iii) management's expectations regarding the combined company's profitability.

It is important to note that actual outcomes could differ materially from those in such forward-looking statements. Readers should also refer to the documents filed by the company with the Securities and Exchange Commission, specifically the annual report on Form 10-KSB for the year ended December 31, 2004, filed with the Securities and Exchange Commission on February 25, 2005, the Company's quarterly report on Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2005, and the Company's current report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2006.

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CONTACT:	Deliberate Co.
Anna Gralinska, 877-879-2994 (Media Relations)
annag@deliberatecompany.com